UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-15214

TransAlta Corporation
(Translation of registrant's name into English)

Suite 1400, 1100 – 1st Street S.E., Calgary, Alberta, T2G 1B1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation
(Registrant)

Date: June 15, 2026	/s/ Joel Hunter
Joel Hunter
Executive Vice President Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Department of Energy Mandates Centralia Unit 2 Remain Available for Operation for Additional 90 Days